UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of              March                                      , 2002

                                 Frontline Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

   Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                              Form 20-F X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes                     No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated February 25, 2002.

Attached as Exhibit 2 is a copy of an announcement of the Company, dated March 5, 2002.

                                    Exhibit 1

FRONTLINE LTD.

INTERIM REPORT OCTOBER - DECEMBER 2001

FOURTH QUARTER AND FINANCIAL YEAR 2001 RESULTS
Frontline reports earnings before interest, tax, depreciation, and amortisation including earnings from associated companies (EBITDA) of $69.5 million and net income of $43.7 million for the fourth quarter of 2001. Basic earnings per share for the quarter were $0.57 and cashflow per share for the quarter was $0.99. The average daily time charter equivalents ("TCEs") earned by VLCCs, Suezmax tankers, and Suezmax OBO carriers were $19,900, $20,600 and $20,300, respectively, down from $30,800, $23,100 and $23,000, respectively in the immediately preceeding quarter.

Net interest expense for the quarter was $18.1 million (2000 - $25.0 million). This compares with $19.7 million the third quarter of 2001. The decrease primarily reflects lower interest rates in the fourth quarter. Other financial items for the quarter were positive $5.9 million of which $1.8 million is attributable to the market value adjustment on interest rate swaps and $4.4 million the Equity Swap Line discussed below. In the fourth quarter of 2001 the Yen weakened significantly against the US Dollar, resulting in an unrealised foreign currency exchange gain of $19.0 million primarily relating to the revaluation of Yen debt in certain subsidiaries. There is a similar foreign currency impact on the share of results from associated companies due to the revaluation of Yen debt within certain of these companies.

On February 25, 2002, the Board declared a dividend of $0.20 per share for the fourth quarter. The record date for the dividend is March 13, 2002, and ex dividend date is March 8, 2002. The dividend is to be paid on or about March 20, 2002.

For the year ended December 31, 2001, the Company has EBITDA of $528.8 million and net income of $382.7 million. This net income includes $32.3 million relating to the cumulative effect of the change in the accounting policy for drydockings that was implemented in the third quarter of 2001. These results compare with EBITDA of $481.8 million and net income of $313.9 million for the year ended December 31, 2000. The average daily time charter equivalents ("TCEs") earned by VLCCs, Suezmax tankers, and Suezmax OBO carriers for the year 2001 were $40,800, $30,700 and $28,900, respectively.

Net interest expense for 2001 was $78.8 million (2000 - $89.3 million). This decrease reflects the benefit of lower interest expense on debt as interest rates fell during 2001 and increased interest income arising from higher average cash balances. Other financial items for 2001 were negative $5.7 million which is attributable to the market value adjustment on interest rate swaps following the adoption of FAS 133 on January 1, 2001. This is partly offset by the effect of the Equity Swap Line mentioned above. For the full year 2001 there is an unrealised foreign currency gain of $28.3 million due to the Yen depreciation discussed above. There is a similar foreign currency impact on the share of results from associated companies due to the revaluation of Yen debt within certain of these companies. Earnings per share for the year 2001 year were $4.99 (2000 - $4.28) and cashflow per share was $6.58 (2000 - $5.53).

THE MARKET

After a strong period through the year 2000 and early 2001, tanker rates started to decline towards the end of April 2001. With the exception of an upturn in September and October, the market in second half of 2001 was relatively weak and the year ended with VLCC rates below $20,000 per day compared to rates of above $60,000 at the start of the year. Suezmax rates followed approximately the same trend but did better overall in relative terms in the latter part of the year.

The declining rates are explained by a general economic slowdown in the world economy. Lower oil consumption led OPEC producers to cut production quotas with the aim of maintaining crude oil prices. Quota cuts, a large part of which are absorbed by Middle East OPEC producers, resulted in lower demand for transportation, especially out of the Middle East Gulf, which disfavoured the VLCCs. As a result of the weak tanker market development, removal from the fleet of old tonnage accelerated in autumn 2001 and a total of 40 UL/VLCCs and 31 Suezmaxes were reported scrapped, sold for conversion or lost in the year. This trend continues in early 2002 and to date, eleven UL/VLCCs and four Suezmaxes have been removed from the fleet. Ordering of newbuildings has come to a halt but the order books still record more than 80 VLCCs and more than 60 Suezmaxes, mainly for delivery in the period to early 2004.

CORPORATE AND OTHER MATTERS

In the fourth quarter of 2001, the Company sold and leased back three of its VLCCs, Front Chief, Front Crown and Front Commander. This transaction generated net cash of $124 million for the Company. The leases of the vessels are being accounted for as capital leases with the vessels and the corresponding lease obligations being recognised on the Company's balance sheet. The gain on the sale of the vessels of approximately $7.4 million is being amortised over the period of the leases. Bank financing of $112 million was repaid in connection with the sale of these vessels. Also in the fourth quarter the Company repaid $26 million due on its commercial paper programme.

In October 2001, the Company took delivery of a newbuilding Suezmax, Front Symphony. This vessel has been financed by traditional bank financing. During the period the Company further secured committed financing for six of the eight remaining VLCCs to be delivered under its newbuilding programme. The two vessels outstanding are due for delivery late this year and during the summer of 2003.

In the fourth quarter of 2001, seven companies, each either a joint venture by, or a subsidiary of, Golden Ocean Group Limited, itself a non-recourse subsidiary of Frontline, were transferred to the direct ownership of Frontline Ltd. These companies own a total of six VLCCs and one option to acquire a VLCC. The sales price for the transfers was determined using fair values, including independent broker valuations.

At December 31, 2001, 76,407,566 ordinary shares were outstanding and the weighted average number of shares outstanding for the quarter was 76,407,566 (as at December 31, 2000, 78,068,811 and for the quarter then ended - 79,218,871). During 2001, the Company has bought back and cancelled 2,207,300 of its own shares and has issued 546,055 shares in connection with the exercise of employee share options and the conversion of warrants. In September 2001, the Company established a Stock Indexed Total Return Swap Programme (or Equity Swap Line) with The Bank of Nova Scotia Group ("Scotia") and Scotia had by year-end acquired 2,100,000 Frontline shares.

OUTLOOK

With no signs of an immediate recovery in the global economy, the expectations for the tanker market's performance in the first half of 2002 are necessarily low. As a consequence, we believe active scrapping of older tonnage will continue. The older vessels do not cover their operating costs at current rates and, as modern tonnage has become more available, older tonnage suffers extended waiting periods before getting employment, which further reduces income. Continued scrapping of older tonnage is a prerequisite for balance of supply since the newbuilding delivery program for 2002 comprises 40 VLCCs and 24 Suezmaxes, mainly with delivery scheduled for the second half of the year.

Leading economic indicators point towards a recovery in the second half of the year and as a consequence oil consumption is expected to increase. The current low OPEC production is probably not sustainable and call on OPEC oil is likely to increase in the second half of the year.

Overall, the Board is cautiously optimistic and expects an improved tanker market in the second half of the year. The Board also wants to remind shareholders that, due to an extensive savings program, which has been in place for several years now and due to low interest rates, the break-even rates for Frontline's fleet are low. Profit and loss breakeven for our VLCCs is currently about $21,100 per day and for the Suezmaxes is $13,400 per day.

FORWARD LOOKING STATEMENTS

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

February 25, 2002
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

Contact: Tor Olav Tr0im: Director and Vice-President, Frontline Ltd
         +47 23 11 40 00

         Ola Lorentzon, Managing Director, Frontline Management AS
         +47 23 11 40 00

         Tom E. Jebsen: Chief Financial Officer, Frontline Management AS +47 23 11 40 00

         Kate Blankenship: Chief Accounting Officer, Frontline Ltd + 1 441 295 6935



                 FRONTLINE GROUP UNAUDITED FOURTH QUARTER REPORT

--------------- ------------ --------------------------------------------------------------- ------------ ------------
     2000          2001      INCOME STATEMENT                                                    2001          2000
   Oct-Dec        Oct-Dec    (in thousands of $)                                                 Jan-Dec     Jan-Dec
                                                                                                             (audited)
--------------- ------------ --------------------------------------------------------------- ------------ ------------

       249,473      109,593  Net operating revenues                                              647,345      599,944
           697          781  Gain (loss) from sale of assets                                      35,620        1,160
        25,413       31,841  Ship operating expenses                                             121,452       88,455
         9,332       10,343  Charterhire expenses                                                 41,858       34,351
         2,624        5,053  Administrative expenses                                              13,176        9,326
       212,801       63,137  Operating income before depreciation and amortisation               506,479      468,972
        29,807       32,461  Depreciation and amortisation                                       121,725       92,880
       182,994       30,676  Operating income after depreciation and amortisation                384,754      376,092
         3,134        2,838  Interest income                                                      12,953        6,858
      (28,158)     (20,919)  Interest expense                                                     (91,800)   (96,174)
         8,882        6,363  Share of results from associated companies                           22,317       12,817
         (320)        5,911  Other financial items                                               (5,707)          248
        14,712       18,989  Foreign currency exchange gain (loss)                                28,318       14,563
       181,244       43,861  Income before taxes                                                 350,832      313,908
            41          188  Taxes                                                                   444           41
             -            -  Cumulative effect of change in accounting principle                  32,339            -
       181,203       43,687  Net income                                                          382,728      313,867

                             Earnings Per Share Amounts ($)
         $2.29        $0.57  EPS before cumulative effect of change in accounting principle        $4.57        $4.28
             -            -  Cumulative effect of change in accounting principle                   $0.42            -
         $2.29        $0.57  EPS                                                                   $4.99        $4.28
--------------- ------------ --------------------------------------------------------------- ------------ ------------

--------------- ------------ --------------------------------------------------------------- ------------ ------------
                             Income on timecharter basis ($ per day per ship)*
    67,900           19,900  VLCC                                                                 40,800       46,300
    49,500           20,600  Suezmax                                                              30,700       35,500
    46,300           20,300  Suezmax OBO                                                          28,900       33,300

--------------- ------------ --------------------------------------------------------------- ------------ ------------
                             * Basis = Calendar days minus off-hire. Figures after
                             deduction of broker commission


------------------------------------------------------ ------------ ------------
BALANCE SHEET                                               2001         2000
(in thousands of $)                                        Dec 31       Dec 31
                                                                      (audited)
------------------------------------------------------ ------------ ------------
ASSETS
Short term
Cash and cash equivalents                                  186,402      116,094
Marketable securities                                        1,159        4,045
Other current assets                                        85,132      172,840
Long term
Newbuildings and vessel purchase options                   102,781       36,326
Vessel and equipment, net                                2,196,959    2,254,921
Vessels under capital lease                                317,208      108,387
Investment in associated companies                         109,898       27,361
Goodwill                                                    14,049       14,385
Deferred charges and other long-term assets                 14,709       46,628
Total assets                                             3,028,297    2,780,988

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term interest bearing debt                           214,005      212,767
Current portion of obligations under
   capital leases                                           17,127        7,888
Other current liabilities                                   64,855       69,736
Long term
Long term interest bearing debt                          1,177,946    1,331,372
Obligations under capital leases                           283,663      101,875
Other long term liabilities                                 11,478       21,790
Minority interest                                            6,822        6,070
Stockholders' equity                                     1,252,402    1,029,490
Total liabilities and stockholders' equity               3,028,297    2,780,988
------------------------------------------------------ ------------ ------------

----------------------------------------------------- ------------ ------------
STATEMENT OF CASHFLOWS                                    2001         2001
(in thousands of $)                                      Jan-Dec      Oct-Dec
----------------------------------------------------- ------------ ------------
OPERATING ACTIVITIES
Net income                                                382,728       43,687
Adjustments to reconcile net income
  to net cash provided by operating activities
Depreciation and amortisation                             123,958       32,829
Unrealised foreign currency exchange gain                (26,631)     (16,398)
Gain loss from sale of assets                            (35,620)        (781)
Results from associated companies                        (22,319)      (6,364)
Capitalised interest on loans to joint ventures           (1,641)         (67)
Change in accounting principle                           (32,339)            0
Adjustment of financial derivatives to market value         5,405      (6,233)
Other, net                                                (4,279)      (1,987)
Change in operating assets and liabilities                 88,726       18,878
Net cash provided by operating activities                 477,988       63,563

INVESTING ACTIVITIES

Additions to newbuildings, vessels and equipment        (387,451)     (60,332)
Advances to associated companies, net                    (59,329)      (6,829)
Acquisition of businesses (net of cash acquired)         (65,135)         (83)
Proceeds from sale of assets                              405,183      227,377
Net cash used in investing activities                   (106,732)      160,133

FINANCING ACTIVITIES
Proceeds from long-term debt, net of fees paid            323,683       28,802
Repayments of long-term debt                            (462,764)    (173,522)
Repayment of capital leases                              (10,337)      (2,287)
Dividends paid                                          (115,206)      (7,640)
Repurchase of shares, net                                (36,326)            0
Net cash used in financing activities                   (300,950)    (154,647)

Net increase (decrease) in cash and
  cash equivalents                                         70,308       69,051
Cash and cash equivalents at start of period              116,094      117,351
Cash and cash equivalents at end of period                186,402      186,402
----------------------------------------------------- ------------ ------------

UNAUDITED FOURTH QUARTER SUPPLEMENTARY INFORMATION

----------------------------------------------------------------- --------------
SELECTED FINANCIAL DATA                              Frontline      Golden Ocean
(in thousands of $)                                   Jan-Dec         Jan-Dec
                                                       2001            2001
----------------------------------------------------------------- --------------

Net operating revenues                                  565,117         82,228
Operating income before depreciation
  and amortisation                                      447,895         58,584
Depreciation and amortisation                           102,926         20,249
Operating income after depreciation
  and amortisation                                      344,969         38,335
Interest income                                          14,519          2,097
Interest expense                                      (76,713)        (18,751)
Share of results from associated companies                9,715         12,603
Other financial items                                   (5,707)              -
Foreign currency exchange gain (loss)                     1,687         26,631
Net income before taxes, minority interest
  and cumulative effect of change in
  accounting principle                                  288,470         60,915

Total current assets                                    259,266         17,886
Vessels and equipment (including newbuildings,
  options and vessels under capital lease)            2,394,649        234,580
Total assets                                          2,732,055        283,855
Total current liabilities                               226,684         69,303
Total long-term liabilities                           1,331,921        143,658
Stockholders' equity                                  1,166,629         70,894
Total liabilities andstockholders' equity             2,732,055        283,855
---------------------------------------------------------------- --------------

                                    Exhibit 2

FRO - AMENDMENT TO EX DIVIDEND DATE

On February 26, 2002 Frontline announced a cash dividend of $0.20 per share with ex dividend date March 8, 2002, record date March 13, 2002 and payment date on or about March 20, 2002.

Two of these dates have been changed to, ex dividend date March 11, 2002, and payment date on or about March 25, 2002. Record date is unchanged.



Hamilton, Bermuda
March 5, 2001

Contact persons:

Kate Blankenship, +1 441 295 6935
Tom E. Jebsen,      +47 23 11 40 00

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                Frontline Ltd.
                                        ---------------------------------
                                                (Registrant)




Date        March 11, 2002             By   /s/ Kate Blankenship
                                         ---------------------------------
                                                Kate Blankenship
                                                   Secretary